**Exhibit 99.2**

# Financial Highlights

**UDR, Inc.**
**As of End of Second Quarter 2018**
**(Unaudited)** [1]

| Dollars in thousands, except per share and unit | Actual Results 2Q 2018 | Actual Results YTD 2018 | Guidance as of June 30, 2018 3Q 2018 | Full-Year 2018 |
|---|---|---|---|---|
| **GAAP Metrics** | | | | |
| Net income/(loss) attributable to UDR, Inc. | $20,601 | $102,357 | -- | -- |
| Net income/(loss) attributable to common stockholders | $19,630 | $100,431 | -- | -- |
| Income/(loss) per weighted average common share, diluted | $0.07 | $0.37 | $0.08 to $0.10 | $0.51 to $0.54 |
| **Per Share Metrics** | | | | |
| FFO per common share and unit, diluted | $0.49 | $0.96 | $0.48 to $0.50 | $1.92 to $1.95 |
| FFO as Adjusted per common share and unit, diluted | $0.49 | $0.97 | $0.48 to $0.50 | $1.93 to $1.96 |
| Adjusted Funds from Operations ("AFFO") per common share and unit, diluted | $0.45 | $0.90 | $0.43 to $0.45 | $1.78 to $1.81 |
| Dividend declared per share and unit | $0.3225 | $0.6450 | $0.3225 | $1.29 [2] |
| **Same-Store Operating Metrics** | | | | |
| Revenue growth | 3.4% | 3.2% | -- | 3.00% - 3.50% |
| Expense growth | 2.9% | 3.3% | -- | 3.00% - 3.50% |
| NOI growth | 3.5% | 3.1% | -- | 3.00% - 3.50% |
| Physical Occupancy | 97.0% | 96.9% | -- | 96.7% - 96.9% |

| Property Metrics | Homes | Communities | % of Total NOI |
|---|---|---|---|
| Same-Store | 38,911 | 124 | 84.4% |
| Stabilized, Non-Mature | 523 | 2 | 1.2% |
| Acquired Communities | - | - | - |
| Redevelopment | - | - | - |
| Development, completed | 746 | 1 | 0.4% |
| Non-Residential / Other | N/A | N/A | 3.2% |
| Sold and Held for Disposition | - | - | - |
| Joint Venture (includes completed JV developments) [3] | 7,950 | 31 | 10.8% |
| Sub-total, completed homes | 48,130 | 158 | 100% |
| Under Development | 355 | 1 | - |
| Joint Venture Development | 162 | 1 | - |
| Developer Capital Program - West Coast Development JV | 817 | 3 | - |
| Total expected homes [3][4] | 49,464 | 163 | 100% |

**Balance Sheet Metrics (adjusted for non-recurring items)**

| | 2Q 2018 | 2Q 2017 |
|---|---|---|
| Consolidated Interest Coverage Ratio | 4.7x | 4.6x |
| Consolidated Fixed Charge Coverage Ratio | 4.6x | 4.5x |
| Consolidated Debt as a percentage of Total Assets | 33.4% | 33.3% |
| Consolidated Net Debt-to-EBITDAre | 5.7x | 5.8x |



Development - Verve Mountain View



San Francisco, CA

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2018.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 1,042 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



# Attachment 1

## UDR, Inc.
## Consolidated Statements of Operations
## (Unaudited) [1]

| In thousands, except per share amounts | Three Months Ended June 30, 2018 | | Three Months Ended June 30, 2017 | Six Months Ended June 30, 2018 | | Six Months Ended June 30, 2017 |
|---|---|---|---|---|---|---|
| **REVENUES:** | | | | | | |
| Rental income | $ | 256,634 | $ 244,658 | $ | 507,117 | $ 485,929 |
| Joint venture management and other fees | | 3,109 | 3,321 | | 5,931 | 5,891 |
| Total revenues | | 259,743 | 247,979 | | 513,048 | 491,820 |
| **OPERATING EXPENSES:** | | | | | | |
| Property operating and maintenance | | 41,452 | 40,612 | | 82,039 | 80,212 |
| Real estate taxes and insurance | | 31,907 | 29,423 | | 65,189 | 59,611 |
| Property management | | 7,057 | 6,728 | | 13,945 | 13,363 |
| Other operating expenses | | 2,825 | 2,369 | | 4,834 | 4,060 |
| Real estate depreciation and amortization | | 106,520 | 108,450 | | 214,656 | 213,482 |
| General and administrative | | 12,373 | 11,434 | | 24,132 | 24,509 |
| Casualty-related charges/(recoveries), net | | 746 | 1,191 | | 1,686 | 1,693 |
| Other depreciation and amortization | | 1,684 | 1,567 | | 3,375 | 3,175 |
| Total operating expenses | | 204,564 | 201,774 | | 409,856 | 400,105 |
| **Operating income** | | 55,179 | 46,205 | | 103,192 | 91,715 |
| Income/(loss) from unconsolidated entities [2] | | (2,032) | (1,426) | | (3,709) | 9,772 |
| Interest expense | | (31,598) | (29,548) | | (61,541) | (58,571) |
| (Cost)/benefit associated with debt extinguishment and other | | - | (4,318) | | - | (5,834) |
| Total interest expense | | (31,598) | (33,866) | | (61,541) | (64,405) |
| Interest income and other income/(expense), net | | 1,128 | 515 | | 3,887 | 942 |
| **Income/(loss) before income taxes and gain/(loss) on sale of real estate owned** | | 22,677 | 11,428 | | 41,829 | 38,024 |
| Tax (provision)/benefit, net | | (233) | (366) | | (460) | (698) |
| **Income/(loss) from continuing operations** | | 22,444 | 11,062 | | 41,369 | 37,326 |
| Gain/(loss) on sale of real estate owned, net of tax | | - | - | | 70,300 | 2,132 |
| **Net income/(loss)** | | 22,444 | 11,062 | | 111,669 | 39,458 |
| Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership | | (1,813) | (854) | | (9,203) | (3,192) |
| Net (income)/loss attributable to noncontrolling interests | | (30) | (51) | | (109) | (142) |
| **Net income/(loss) attributable to UDR, Inc.** | | 20,601 | 10,157 | | 102,357 | 36,124 |
| Distributions to preferred stockholders - Series E (Convertible) | | (971) | (929) | | (1,926) | (1,858) |
| **Net income/(loss) attributable to common stockholders** | $ | 19,630 | $ 9,228 | $ | 100,431 | $ 34,266 |
| **Income/(loss) per weighted average common share - basic:** | | $0.07 | $0.03 | | $0.38 | $0.13 |
| **Income/(loss) per weighted average common share - diluted:** | | $0.07 | $0.03 | | $0.37 | $0.13 |
| Common distributions declared per share | | $0.3225 | $0.3100 | | $0.6450 | $0.6200 |
| Weighted average number of common shares outstanding - basic | | 267,311 | 266,972 | | 267,428 | 266,881 |
| Weighted average number of common shares outstanding - diluted | | 268,890 | 268,859 | | 269,002 | 268,742 |

(1) See Attachment 16 for definitions and other terms.

(2) During the six months ended June 30, 2017, UDR exercised its fixed price option to acquire CityLine, a West Coast Development JV community in Seattle, WA, and recorded a $12.2 million gain on consolidation.



# Attachment 2

## UDR, Inc.
## Funds From Operations
## (Unaudited) [1]

| In thousands, except per share and unit amounts | Three Months Ended June 30, 2018 | | Three Months Ended June 30, 2017 | | Six Months Ended June 30, 2018 | | Six Months Ended June 30, 2017 | |
|---|---|---|---|---|---|---|---|---|
| Net income/(loss) attributable to common stockholders | $ | 19,630 | $ | 9,228 | $ | 100,431 | $ | 34,266 |
| Real estate depreciation and amortization | | 106,520 | | 108,450 | | 214,656 | | 213,482 |
| Noncontrolling interests | | 1,843 | | 905 | | 9,312 | | 3,334 |
| Real estate depreciation and amortization on unconsolidated joint ventures | | 15,512 | | 14,497 | | 29,852 | | 28,264 |
| Cumulative effect of change in accounting principle [2] | | - | | - | | (2,100) | | - |
| Net gain on the sale of unconsolidated depreciable property | | - | | - | | - | | (12,158) |
| Net gain on the sale of depreciable real estate owned | | - | | - | | (70,300) | | (552) |
| Funds from operations ("FFO") attributable to common stockholders and unitholders, basic | $ | 143,505 | $ | 133,080 | $ | 281,851 | $ | 266,636 |
| Distributions to preferred stockholders - Series E (Convertible) [3] | | 971 | | 929 | | 1,926 | | 1,858 |
| FFO attributable to common stockholders and unitholders, diluted | $ | 144,476 | $ | 134,009 | $ | 283,777 | $ | 268,494 |
| FFO per common share and unit, basic | $ | 0.49 | $ | 0.46 | $ | 0.97 | $ | 0.91 |
| FFO per common share and unit, diluted | $ | 0.49 | $ | 0.45 | $ | 0.96 | $ | 0.90 |
| Weighted average number of common shares and OP/DownREIT Units outstanding - basic | | 291,885 | | 291,836 | | 291,968 | | 291,794 |
| Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted | | 296,475 | | 296,751 | | 296,553 | | 296,683 |
| **Impact of adjustments to FFO:** | | | | | | | | |
| Cost/(benefit) associated with debt extinguishment and other | $ | - | $ | 4,318 | $ | - | $ | 5,834 |
| Net gain on the sale of non-depreciable real estate owned [4] | | - | | - | | - | | (1,580) |
| Legal and other costs | | 625 | | - | | 625 | | - |
| Casualty-related charges/(recoveries), net | | 806 | | 1,191 | | 1,815 | | 1,693 |
| Casualty-related charges/(recoveries) on unconsolidated joint ventures, net | | - | | - | | - | | (881) |
| | $ | 1,431 | $ | 5,509 | $ | 2,440 | $ | 5,066 |
| FFO as Adjusted attributable to common stockholders and unitholders, diluted | $ | 145,907 | $ | 139,518 | $ | 286,217 | $ | 273,560 |
| FFO as Adjusted per common share and unit, diluted | $ | 0.49 | $ | 0.47 | $ | 0.97 | $ | 0.92 |
| Recurring capital expenditures | | (12,781) | | (10,682) | | (19,450) | | (17,473) |
| AFFO attributable to common stockholders and unitholders, diluted | $ | 133,126 | $ | 128,836 | $ | 266,767 | $ | 256,087 |
| AFFO per common share and unit, diluted | $ | 0.45 | $ | 0.43 | $ | 0.90 | $ | 0.86 |

(1)  See Attachment 16 for definitions and other terms.
(2)  During 1Q18, UDR adopted ASU No. 2016 01, *Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities* .  The updated standard requires certain equity securities to be measured at fair value on the balance sheet, with changes in fair value recognized in net income.  The adoption of the standard resulted in UDR recording a gain of $2.1 million in Interest income and other income/(expense), net on the Consolidated Statements of Operations.  As such, the cumulative effect of the change in accounting principle is backed out for FFO.
(3)  Series E preferred shares are dilutive for purposes of calculating FFO per share.  Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.
(4)  The GAAP gain for the six months ended June 30, 2017 is $2.1 million, of which $1.6 million is FFO gain related to the sale of land parcels.  The FFO gain is backed out for FFO as Adjusted.



# Attachment 3

## UDR, Inc.
## Consolidated Balance Sheets
## (Unaudited) [1]

| In thousands, except share and per share amounts | June 30, 2018 | | December 31, 2017 |
|---|---|---|---|
| **ASSETS** | | | |
| Real estate owned: | | | |
| Real estate held for investment | $ 9,940,707 | $ | 9,584,716 |
| Less: accumulated depreciation | (3,518,824) | | (3,326,312) |
| Real estate held for investment, net | 6,421,883 | | 6,258,404 |
| Real estate under development | | | |
| (net of accumulated depreciation of $592 and $3,854) | 335,665 | | 588,636 |
| Total real estate owned, net of accumulated depreciation | 6,757,548 | | 6,847,040 |
| Cash and cash equivalents | 1,055 | | 2,038 |
| Restricted cash | 29,857 | | 19,792 |
| Notes receivable, net | 40,709 | | 19,469 |
| Investment in and advances to unconsolidated joint ventures, net | 739,910 | | 720,830 |
| Other assets | 138,279 | | 124,104 |
| Total assets | $ 7,707,358 | $ | 7,733,273 |
| **LIABILITIES AND EQUITY** | | | |
| Liabilities: | | | |
| Secured debt | $ 799,815 | $ | 803,269 |
| Unsecured debt | 2,952,297 | | 2,868,394 |
| Real estate taxes payable | 21,972 | | 18,349 |
| Accrued interest payable | 38,201 | | 33,432 |
| Security deposits and prepaid rent | 34,519 | | 31,916 |
| Distributions payable | 95,131 | | 91,455 |
| Accounts payable, accrued expenses, and other liabilities | 74,344 | | 102,956 |
| Total liabilities | 4,016,279 | | 3,949,771 |
| Redeemable noncontrolling interests in the OP and DownREIT Partnership | 922,329 | | 948,138 |
| Equity: | | | |
| Preferred stock, no par value; 50,000,000 shares authorized | | | |
| 2,780,994 shares of 8.00% Series E Cumulative Convertible issued | | | |
| and outstanding (2,780,994 shares at December 31, 2017) | 46,200 | | 46,200 |
| 15,804,393 shares of Series F outstanding (15,852,721 shares | | | |
| at December 31, 2017) | 1 | | 1 |
| Common stock, $0.01 par value; 350,000,000 shares authorized | | | |
| 267,667,437 shares issued and outstanding (267,822,069 shares at December 31, 2017) | 2,677 | | 2,678 |
| Additional paid-in capital | 4,639,147 | | 4,651,205 |
| Distributions in excess of net income | (1,929,124) | | (1,871,603) |
| Accumulated other comprehensive income/(loss), net | (1,407) | | (2,681) |
| Total stockholders' equity | 2,757,494 | | 2,825,800 |
| Noncontrolling interests | 11,256 | | 9,564 |
| Total equity | 2,768,750 | | 2,835,364 |
| Total liabilities and equity | $ 7,707,358 | $ | 7,733,273 |

(1)  See Attachment 16 for definitions and other terms.



# Attachment 4(A)

## UDR, Inc.
## Selected Financial Information
## (Unaudited) [1]

| Common Stock and Equivalents | June 30, 2018 | December 31, 2017 |
|---|---|---|
| Common shares | 267,359,370 | 267,309,552 |
| Restricted shares | 308,067 | 512,517 |
| Total common stock | 267,667,437 | 267,822,069 |
| Stock options, LTIP Units and restricted stock equivalents | 1,358,089 | 1,589,662 |
| Operating and DownREIT Partnership units | 22,817,548 | 22,862,502 |
| Preferred OP units | 1,751,671 | 1,751,671 |
| Convertible preferred Series E stock [2] | 3,010,843 | 3,010,843 |
| Total common stock and equivalents | 296,605,588 | 297,036,747 |

| Weighted Average Number of Shares Outstanding | 2Q 2018 | 2Q 2017 |
|---|---|---|
| Weighted average number of common shares and OP/DownREIT units outstanding - basic | 291,885,082 | 291,835,684 |
| Weighted average number of OP/DownREIT units outstanding | (24,573,867) | (24,864,266) |
| Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations | 267,311,215 | 266,971,418 |
| Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted | 296,474,487 | 296,751,379 |
| Weighted average number of OP/DownREIT units outstanding | (24,573,867) | (24,864,266) |
| Weighted average number of Series E preferred shares outstanding [3] | (3,010,843) | (3,028,068) |
| Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations | 268,889,777 | 268,859,045 |

| | Year-to-Date 2018 | Year-to-Date 2017 |
|---|---|---|
| Weighted average number of common shares and OP/DownREIT units outstanding - basic | 291,968,187 | 291,794,016 |
| Weighted average number of OP/DownREIT units outstanding | (24,540,379) | (24,912,747) |
| Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations | 267,427,808 | 266,881,269 |
| Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted | 296,553,087 | 296,682,656 |
| Weighted average number of OP/DownREIT units outstanding | (24,540,379) | (24,912,747) |
| Weighted average number of Series E preferred shares outstanding [3] | (3,010,843) | (3,028,068) |
| Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations | 269,001,865 | 268,741,841 |

(1) See Attachment 16 for definitions and other terms.

(2) At June 30, 2018 and December 31, 2017 there were 2,780,994 shares of the Series E outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(3) Series E preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and six months ended June 30, 2018 and June 30, 2017.



# Attachment 4(B)

## UDR, Inc.
## Selected Financial Information
## (Unaudited) [1]

| Debt Structure, In thousands | | Balance | % of Total | Weighted Average Interest Rate | Weighted Average Years to Maturity [4] |
|---|---|---|---|---|---|
| **Secured** | Fixed | $ 670,922 | 17.8% | 4.39% | 3.4 |
| | Floating | 123,733 [2] | 3.3% | 2.28% | 3.7 |
| | Combined | 794,655 | 21.1% | 4.06% | 3.5 |
| **Unsecured** | Fixed | 2,530,644 [3] | 67.2% | 3.63% | 5.9 |
| | Floating | 439,947 | 11.7% | 2.57% | 0.5 |
| | Combined | 2,970,591 | 78.9% | 3.47% | 5.1 |
| **Total Debt** | Fixed | 3,201,566 | 85.0% | 3.79% | 5.4 |
| | Floating | 563,680 | 15.0% | 2.50% | 1.2 |
| | Combined | $ 3,765,246 | 100.0% | 3.60% | 4.8 |
| | Total Non-Cash Adjustments [5] | (13,134) | | | |
| | **Total per Balance Sheet** | $ 3,752,112 | | 3.66% | |

### Debt Maturities, In thousands [6]

| | Secured Debt [7] | Unsecured Debt [7] | Revolving Credit Facilities & Comm. Paper [4] [8] [9] | Balance | % of Total | Weighted Average Interest Rate |
|---|---|---|---|---|---|---|
| 2018 | $ 31,365 | $ - | $ 355,000 | $ 386,365 | 10.2% | 2.56% |
| 2019 | 317,095 | - | - | 317,095 | 8.4% | 4.63% |
| 2020 | 198,076 | 300,000 | - | 498,076 | 13.2% | 3.87% |
| 2021 | 1,117 | 350,000 | 49,947 | 401,064 | 10.7% | 2.19% |
| 2022 | 1,157 | 400,000 | - | 401,157 | 10.7% | 4.62% |
| 2023 | 41,245 | - | - | 41,245 | 1.1% | 3.47% |
| 2024 | - | 315,644 | - | 315,644 | 8.3% | 3.99% |
| 2025 | 127,600 | 300,000 | - | 427,600 | 11.4% | 4.26% |
| 2026 | 50,000 | 300,000 | - | 350,000 | 9.3% | 2.99% |
| 2027 | - | 300,000 | - | 300,000 | 8.0% | 3.50% |
| Thereafter | 27,000 | 300,000 | - | 327,000 | 8.7% | 3.37% |
| | 794,655 | 2,565,644 | 404,947 | 3,765,246 | 100.0% | 3.60% |
| Total Non-Cash Adjustments [5] | 5,160 | (18,294) | - | (13,134) | | |
| **Total per Balance Sheet** | $ 799,815 | $ 2,547,350 | $ 404,947 | $ 3,752,112 | | 3.66% |

(1) See Attachment 16 for definitions and other terms.
(2) Includes $114.1 million of debt with a weighted average interest cap of 6.78% on the underlying index.
(3) Includes $315.0 million of floating rate debt that has been fixed until January 2020 using interest rate swaps at a weighted average rate of 1.98%.
(4) The 2018 maturity reflects the $355.0 million of principal outstanding on the Company's unsecured commercial paper program as of June 30, 2018. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 4.9 years without extensions and 5.0 years with extensions.
(5) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(6) As of June 30, 2018, UDR's debt maturities with and without extensions are the same.
(7) Includes principal amortization, as applicable.
(8) There are no borrowings outstanding on our $1.1 billion line of credit at June 30, 2018. The facility has a maturity date of January 2020, plus two six-month extension options. The credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points and a facility fee of 15 basis points, which is not included in the interest rate above.
(9) There is $49.9 million outstanding on our $75.0 million working capital credit facility at June 30, 2018. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points.



# Attachment 4(C)

## UDR, Inc.
## Selected Financial Information
## (Dollars in Thousands)
## (Unaudited) [1]

| Coverage Ratios | | Quarter Ended June 30, 2018 |
|---|---|---|
| Net income/(loss) | $ | 22,444 |
| Adjustments: | | |
| Interest expense, including costs associated with debt extinguishment | | 31,598 |
| Real estate depreciation and amortization | | 106,520 |
| Other depreciation and amortization | | 1,684 |
| Income tax provision/(benefit), net | | 233 |
| Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures | | 25,346 |
| EBITDAre | $ | 187,825 |
| | | |
| Casualty-related charges/(recoveries), net | | 806 |
| Legal and other costs | | 625 |
| (Income)/loss from unconsolidated entities | | 2,032 |
| Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures | | (25,346) |
| Management fee expense on unconsolidated joint ventures | | (1,215) |
| Consolidated EBITDAre - adjusted for non-recurring items | $ | 164,727 |
| Annualized consolidated EBITDAre - adjusted for non-recurring items | $ | 658,908 |
| | | |
| Interest expense, including costs associated with debt extinguishment | | 31,598 |
| Capitalized interest expense | | 3,603 |
| Total interest | $ | 35,201 |
| Preferred dividends | $ | 971 |
| | | |
| Total debt | $ | 3,752,112 |
| Cash | | (1,055) |
| Net debt | $ | 3,751,057 |
| | | |
| **Consolidated Interest Coverage Ratio - adjusted for non-recurring items** | | **4.7x** |
| **Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items** | | **4.6x** |
| **Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items** | | **5.7x** |

## Debt Covenant Overview

| Unsecured Line of Credit Covenants [2] | Required | Actual | Compliance |
|---|---|---|---|
| Maximum Leverage Ratio | ≤60.0% | 34.1% [2] | Yes |
| Minimum Fixed Charge Coverage Ratio | ≥1.5x | 3.8x | Yes |
| Maximum Secured Debt Ratio | ≤40.0% | 12.9% | Yes |
| Minimum Unencumbered Pool Leverage Ratio | ≥150.0% | 352.8% | Yes |

| Senior Unsecured Note Covenants [3] | Required | Actual | Compliance |
|---|---|---|---|
| Debt as a percentage of Total Assets | ≤65.0% | 33.5% [3] | Yes |
| Consolidated Income Available for Debt Service to Annual Service Charge | ≥1.5x | 5.1x | Yes |
| Secured Debt as a percentage of Total Assets | ≤40.0% | 7.1% | Yes |
| Total Unencumbered Assets to Unsecured Debt | ≥150.0% | 296.0% | Yes |

| Securities Ratings | Debt | Preferred | Outlook | Commercial Paper |
|---|---|---|---|---|
| Moody's Investors Service | Baa1 | Baa2 | Stable | P-2 |
| Standard & Poor's | BBB+ | BBB- | Stable | A-2 |

| Asset Summary | Number of Homes | 2Q 2018 NOI [1] ($000s) | % of NOI | Gross Carrying Value ($000s) | % of Total Gross Carrying Value |
|---|---|---|---|---|---|
| Unencumbered assets | 32,075 | $ 152,386 | 83.1% | $ 8,560,221 | 83.3% |
| Encumbered assets | 8,105 | 30,889 | 16.9% | 1,716,743 | 16.7% |
| | 40,180 | $ 183,275 | 100.0% | $ 10,276,964 | 100.0% |

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 20, 2015.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



# Attachment 5

## UDR, Inc.
## Operating Information
## (Unaudited) [1]

| Dollars in thousands | Total Homes | Quarter Ended June 30, 2018 | Quarter Ended March 31, 2018 | Quarter Ended December 31, 2017 | Quarter Ended September 30, 2017 | Quarter Ended June 30, 2017 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Same-Store Communities | **38,911** | **$ 241,315** | $ 238,085 | $ 235,760 | $ 235,404 | $ 233,462 |
| Stabilized, Non-Mature Communities | **523** | **3,748** | 3,745 | 3,587 | 1,684 | 1,708 |
| Acquired Communities | **-** | **-** | - | - | - | - |
| Redevelopment Communities | **-** | **-** | - | - | - | - |
| Development Communities | **746** | **3,225** | 2,074 | 1,381 | 864 | 192 |
| Non-Residential / Other [2] | **-** | **8,346** | 5,811 | 6,728 | 7,481 | 6,526 |
| **Total** | **40,180** | **$ 256,634** | $ 249,715 | $ 247,456 | $ 245,433 | $ 241,888 |
| | | | | | | |
| **Expenses** | | | | | | |
| Same-Store Communities | | **$ 67,881** | $ 68,233 | $ 66,638 | $ 68,736 | $ 65,941 |
| Stabilized, Non-Mature Communities | | **1,372** | 1,417 | 1,379 | 739 | 725 |
| Acquired Communities | | **-** | - | - | - | - |
| Redevelopment Communities | | **-** | - | - | - | - |
| Development Communities | | **2,362** | 1,611 | 1,235 | 870 | 473 |
| Non-Residential / Other [2] | | **1,744** | 2,359 | 2,489 | 2,528 | 2,217 |
| **Total** | | **$ 73,359** | $ 73,620 | $ 71,741 | $ 72,873 | $ 69,356 |
| | | | | | | |
| **Net Operating Income** | | | | | | |
| Same-Store Communities | | **$ 173,434** | $ 169,852 | $ 169,122 | $ 166,668 | $ 167,521 |
| Stabilized, Non-Mature Communities | | **2,376** | 2,328 | 2,208 | 945 | 983 |
| Acquired Communities | | **-** | - | - | - | - |
| Redevelopment Communities | | **-** | - | - | - | - |
| Development Communities | | **863** | 463 | 146 | (6) | (281) |
| Non-Residential / Other [2] | | **6,602** | 3,452 | 4,239 | 4,953 | 4,309 |
| **Total** | | **$ 183,275** | $ 176,095 | $ 175,715 | $ 172,560 | $ 172,532 |
| | | | | | | |
| **Operating Margin** | | | | | | |
| Same-Store Communities | | **71.9%** | **71.3%** | **71.7%** | **70.8%** | **71.8%** |
| | | | | | | |
| **Weighted Average Physical Occupancy** | | | | | | |
| Same-Store Communities | | **97.0%** | 96.9% | 96.7% | 96.6% | 96.7% |
| Stabilized, Non-Mature Communities | | **93.7%** | 94.7% | 92.8% | 92.3% | 92.9% |
| Acquired Communities | | **-** | - | - | - | - |
| Redevelopment Communities | | **-** | - | - | - | - |
| Development Communities | | **60.1%** | 54.6% | 53.4% | 51.5% | 47.6% |
| Other [3] | | **-** | - | 96.1% | 96.5% | 96.2% |
| **Total** | | **96.4%** | **96.5%** | **96.3%** | **96.4%** | **96.6%** |
| | | | | | | |
| **Sold and Held for Disposition Communities** | | | | | | |
| Revenues | | **$ -** | $ 768 | $ 2,660 | $ 2,831 | $ 2,770 |
| Expenses | | **-** | 249 | 699 | 670 | 679 |
| Net Operating Income/(Loss) | | **$ -** | $ 519 | $ 1,961 | $ 2,161 | $ 2,091 |
| | | | | | | |
| **Total** | **40,180** | **$ 183,275** | $ 176,614 | $ 177,676 | $ 174,721 | $ 174,623 |

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) Includes occupancy of Sold and Held for Disposition Communities.



# Attachment 6

**UDR, Inc.**
**Same-Store Operating Expense Information**
**(Dollars in Thousands)**
**(Unaudited)** [1]

| Year-Over-Year Comparison | % of 2Q 2018 SS Operating Expenses | 2Q 2018 | 2Q 2017 | % Change |
|---|---|---|---|---|
| Real estate taxes [2] | 40.2% | $ 27,289 | $ 25,530 | 6.9% |
| Personnel | 23.0% | 15,635 | 15,809 | -1.1% |
| Utilities | 13.9% | 9,456 | 9,348 | 1.1% |
| Repair and maintenance | 12.6% | 8,518 | 8,309 | 2.5% |
| Administrative and marketing | 6.6% | 4,442 | 4,648 | -4.4% |
| Insurance | 3.7% | 2,541 | 2,297 | 10.6% |
| Same-Store operating expenses [2] | 100.0% | $ 67,881 | $ 65,941 | 2.9% |
| | | | | |
| Same-Store Homes | 38,911 | | | |

| Sequential Comparison | % of 2Q 2018 SS Operating Expenses | 2Q 2018 | 1Q 2018 | % Change |
|---|---|---|---|---|
| Real estate taxes [2] | 40.2% | $ 27,289 | $ 28,182 | -3.2% |
| Personnel | 23.0% | 15,635 | 15,132 | 3.3% |
| Utilities | 13.9% | 9,456 | 10,217 | -7.5% |
| Repair and maintenance | 12.6% | 8,518 | 7,884 | 8.0% |
| Administrative and marketing | 6.6% | 4,442 | 4,317 | 2.9% |
| Insurance | 3.7% | 2,541 | 2,501 | 1.6% |
| Same-Store operating expenses [2] | 100.0% | $ 67,881 | $ 68,233 | -0.5% |
| | | | | |
| Same-Store Homes | 38,911 | | | |

| Year-to-Date Comparison | % of YTD 2018 SS Operating Expenses | YTD 2018 | YTD 2017 | % Change |
|---|---|---|---|---|
| Real estate taxes [2] | 40.8% | $ 54,535 | $ 50,496 | 8.0% |
| Personnel | 22.6% | 30,298 | 30,898 | -1.9% |
| Utilities | 14.4% | 19,299 | 19,214 | 0.4% |
| Repair and maintenance | 12.1% | 16,211 | 15,761 | 2.9% |
| Administrative and marketing | 6.4% | 8,574 | 8,760 | -2.1% |
| Insurance | 3.7% | 4,956 | 4,470 | 10.9% |
| Same-Store operating expenses [2] | 100.0% | $ 133,873 | $ 129,599 | 3.3% |
| | | | | |
| Same-Store Homes | 38,277 | | | |

(1)  See Attachment 16 for definitions and other terms.

(2)  The year-over-year, sequential and year-to-date comparisons presented above include $366 thousand, $0 and $732 thousand, respectively, of higher New York real estate taxes due to 421 exemption and abatement reductions.



# Attachment 7(A)

**UDR, Inc.**
**Apartment Home Breakout**
**Portfolio Overview as of Quarter Ended**
**June 30, 2018**
**(Unaudited)** [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
| | | Stabilized [2] | Non-Stabil. / Other [3] | | | |
|---|---|---|---|---|---|---|
| **West Region** | | | | | | |
| Orange County, CA | 4,434 | - | 516 | 4,950 | 381 | 5,331 |
| San Francisco, CA | 2,751 | - | - | 2,751 | 602 | 3,353 |
| Seattle, WA | 2,837 | - | - | 2,837 | 224 | 3,061 |
| Los Angeles, CA | 1,225 | - | - | 1,225 | 784 | 2,009 |
| Monterey Peninsula, CA | 1,565 | - | - | 1,565 | - | 1,565 |
| Other Southern CA | 654 | - | - | 654 | 571 | 1,225 |
| Portland, OR | 476 | - | - | 476 | - | 476 |
| | **13,942** | **-** | **516** | **14,458** | **2,562** | **17,020** |
| **Mid-Atlantic Region** | | | | | | |
| Metropolitan DC | 8,402 | - | - | 8,402 | 874 | 9,276 |
| Richmond, VA | 1,358 | - | - | 1,358 | - | 1,358 |
| Baltimore, MD | 720 | - | - | 720 | 379 | 1,099 |
| | **10,480** | **-** | **-** | **10,480** | **1,253** | **11,733** |
| **Northeast Region** | | | | | | |
| New York, NY | 1,945 | - | - | 1,945 | 710 | 2,655 |
| Boston, MA | 1,548 | - | 230 | 1,778 | 1,302 | 3,080 |
| Philadelphia, PA | - | - | - | - | 290 | 290 |
| | **3,493** | **-** | **230** | **3,723** | **2,302** | **6,025** |
| **Southeast Region** | | | | | | |
| Orlando, FL | 2,500 | - | - | 2,500 | - | 2,500 |
| Tampa, FL | 2,287 | - | - | 2,287 | - | 2,287 |
| Nashville, TN | 2,260 | - | - | 2,260 | - | 2,260 |
| Other Florida | 636 | - | - | 636 | - | 636 |
| | **7,683** | **-** | **-** | **7,683** | **-** | **7,683** |
| **Southwest Region** | | | | | | |
| Dallas, TX | 2,040 | 305 | - | 2,345 | 1,351 | 3,696 |
| Austin, TX | 1,273 | - | - | 1,273 | 259 | 1,532 |
| Denver, CO | - | 218 | - | 218 | 223 | 441 |
| | **3,313** | **523** | **-** | **3,836** | **1,833** | **5,669** |
| **Totals** | **38,911** | **523** | **746** | **40,180** | **7,950** | **48,130** |
| **Communities** | **124** | **2** | **1** | **127** | **31** | **158** |

| | |
|---|---|
| Total Homes (incl. joint ventures) [4] | 48,130 |

**Homes in Development, Excluding Completed Homes** [5]

| | |
|---|---|
| Current Pipeline Wholly-Owned | 355 |
| Current Pipeline Joint Venture [6] | 162 |

**Homes in Developer Capital Program - West Coast Development JV** [5]

| | |
|---|---|
| Current Pipeline Developer Capital Program - West Coast Development JV [6] | 817 |
| **Total expected homes (including development)** | **49,464** |

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture operating homes at 100 percent. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9, 12(A) and 12(B) for details of our development communities.

(6) Represents joint venture and Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 1,042 homes that are part of the Developer Capital Program - Other. See Attachments 9, 12(A) and 12(B) for UDR's developments and ownership interests.



# Attachment 7(B)

**UDR, Inc.**
**Non-Mature Home Summary**
**Portfolio Overview as of Quarter Ended**
**June 30, 2018**
**(Unaudited)** [1]

## Non-Mature Home Breakout - By Date (quarter indicates date of QTD Same-Store inclusion)

| Community | Category | # of Homes | Region | Same-Store Date |
|---|---|---|---|---|
| Thirty377 | Stabilized, Non-Mature | 305 | Southwest | 1Q19 |
| Steele Creek | Stabilized, Non-Mature | 218 | Southwest | 2Q19 |
| The Residences at Pacific City | Development | 516 | West | 1Q20 |
| 345 Harrison Street | Development | 230 [2] | Northeast | 2Q20 |
| **Total** | | **1,269** | | |

## Summary of Non-Mature Home Activity

| | Market | Stabilized, Non-Mature | Acquired | Redevelopment | Development | Held for Disposition | Total |
|---|---|---|---|---|---|---|---|
| Non-Mature Homes at March 31, 2018 | | 1,157 | - | - | 400 | - | 1,557 |
| The Residences at Pacific City | Orange County, CA | - | - | - | 116 | - | 116 |
| 345 Harrison Street | Boston, MA | - | - | - | 230 | - | 230 |
| CityLine [3] | Seattle, WA | (244) | - | - | - | - | (244) |
| Residences at the Domain [3] | Austin, TX | (390) | - | - | - | - | (390) |
| **Non-Mature Homes at June 30, 2018** | | **523** | **-** | **-** | **746** | **-** | **1,269** |

(1) See Attachment 16 for definitions and other terms.
(2) 230 homes of 585 total homes have been delivered as of June 30, 2018 as described in Attachment 9.
(3) Contributed the community to the QTD Same-Store pool in 2Q18.



# Attachment 7(C)

**UDR, Inc.**
**Total Revenue Per Occupied Home Summary**
**Portfolio Overview as of Quarter Ended**
**June 30, 2018**
**(Unaudited) (1)**

| | Total Same-Store Homes | Non-Mature Homes: Stabilized (2) | Non-Mature Homes: Non-Stabilized (3) (4) | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes (4) (5) | Total Homes (incl. JV at share) (5) |
|---|---|---|---|---|---|---|
| **West Region** | | | | | | |
| Orange County, CA | $ 2,296 | $ - | $ 3,654 | $ 2,375 | $ 2,467 | $ 2,379 |
| San Francisco, CA | 3,560 | - | - | 3,560 | 4,962 | 3,700 |
| Seattle, WA | 2,404 | - | - | 2,404 | 4,129 | 2,469 |
| Los Angeles, CA | 2,815 | - | - | 2,815 | 3,220 | 2,897 |
| Monterey Peninsula, CA | 1,757 | - | - | 1,757 | - | 1,757 |
| Other Southern CA | 1,880 | - | - | 1,880 | 3,150 | 2,262 |
| Portland, OR | 1,577 | - | - | 1,577 | - | 1,577 |
| | | | | | | |
| **Mid-Atlantic Region** | | | | | | |
| Metropolitan DC | 2,027 | - | - | 2,027 | 2,825 | 2,055 |
| Richmond, VA | 1,332 | - | - | 1,332 | - | 1,332 |
| Baltimore, MD | 1,698 | - | - | 1,698 | 1,737 | 1,707 |
| | | | | | | |
| **Northeast Region** | | | | | | |
| New York, NY | 4,315 | - | - | 4,315 | 4,654 | 4,365 |
| Boston, MA | 3,032 | - | 3,290 | 3,042 | 2,524 | 2,893 |
| Philadelphia, PA | - | - | - | - | 3,325 | 3,325 |
| | | | | | | |
| **Southeast Region** | | | | | | |
| Orlando, FL | 1,335 | - | - | 1,335 | - | 1,335 |
| Tampa, FL | 1,406 | - | - | 1,406 | - | 1,406 |
| Nashville, TN | 1,282 | - | - | 1,282 | - | 1,282 |
| Other Florida | 1,586 | - | - | 1,586 | - | 1,586 |
| | | | | | | |
| **Southwest Region** | | | | | | |
| Dallas, TX | 1,256 | 1,984 | - | 1,349 | 1,700 | 1,422 |
| Austin, TX | 1,446 | - | - | 1,446 | 4,241 | 1,702 |
| Denver, CO | - | 3,357 | - | 3,357 | 3,274 | 3,329 |
| | | | | | | |
| **Weighted Average** | $ 2,132 | $ 2,551 | $ 3,398 | $ 2,149 | $ 3,042 | $ 2,225 |

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Development revenue per occupied home can be affected by the timing and mix of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's ownership interests. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



# Attachment 7(D)

**UDR, Inc.**
**Net Operating Income Breakout By Market**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited)** [1]



**Percent of Total NOI by Region**

| | | |
|---|---|---|
| 🟨 | West: | 43.7% |
| 🟧 | Mid-Atlantic: | 21.8% |
| 🟥 | Northeast: | 17.5% |
| 🟦 | Southeast: | 10.3% |
| 🟩 | Southwest: | 6.7% |

## Three Months Ended June 30, 2018

| | Same-Store | Non Same-Store [2] | UDR's Share of JVs [2][3] | Total |
|---|---|---|---|---|
| Net Operating Income | $ 173,434 | $ 9,841 | $ 22,104 | $ 205,379 |
| % of Net Operating Income | 84.4% | 4.8% | 10.8% | 100.0% |

## Three Months Ended June 30, 2018

| Region | As a % of NOI Same-Store | Total | Region | As a % of NOI Same-Store | Total |
|---|---|---|---|---|---|
| **West Region** | | | **Northeast Region** | | |
| Orange County, CA | 13.2% | 12.8% | New York, NY | 9.4% | 10.3% |
| San Francisco, CA | 12.6% | 12.4% | Boston, MA | 5.9% | 6.6% |
| Seattle, WA | 8.2% | 7.9% | Philadelphia, PA | 0.0% | 0.6% |
| Los Angeles, CA | 4.2% | 4.6% | | **15.3%** | **17.5%** |
| Monterey Peninsula, CA | 3.6% | 3.0% | | | |
| Other Southern CA | 1.6% | 2.2% | **Southeast Region** | | |
| Portland, OR | 0.9% | 0.8% | Orlando, FL | 4.0% | 3.4% |
| | **44.3%** | **43.7%** | Tampa, FL | 3.7% | 3.1% |
| | | | Nashville, TN | 3.4% | 2.9% |
| | | | Other Florida | 1.1% | 0.9% |
| **Mid-Atlantic Region** | | | | **12.2%** | **10.3%** |
| Metropolitan DC | 20.0% | 18.3% | | | |
| Richmond, VA | 2.3% | 2.0% | **Southwest Region** | | |
| Baltimore, MD | 1.4% | 1.5% | Dallas, TX | 2.7% | 3.6% |
| | **23.7%** | **21.8%** | Austin, TX | 1.8% | 2.0% |
| | | | Denver, CO | 0.0% | 1.1% |
| | | | | **4.5%** | **6.7%** |
| | | | **Total** | **100.0%** | **100.0%** |

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



# Attachment 8(A)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**Current Quarter vs. Prior Year Quarter**
**June 30, 2018**
**(Unaudited)** [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 2Q 2018 NOI | Same-Store | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | | 2Q 18 | 2Q 17 | Change | 2Q 18 | 2Q 17 | Change |
| **West Region** | | | | | | | | |
| Orange County, CA | 4,434 | 13.2% | 96.0% | 95.4% | 0.6% | $ 2,296 | $ 2,230 | 3.0% |
| San Francisco, CA | 2,751 | 12.6% | 97.0% | 96.7% | 0.3% | 3,560 | 3,441 | 3.5% |
| Seattle, WA | 2,837 | 8.2% | 96.7% | 96.4% | 0.3% | 2,404 | 2,288 | 5.1% |
| Los Angeles, CA | 1,225 | 4.2% | 95.5% | 95.1% | 0.4% | 2,815 | 2,716 | 3.6% |
| Monterey Peninsula, CA | 1,565 | 3.6% | 97.4% | 97.6% | -0.2% | 1,757 | 1,613 | 8.9% |
| Other Southern CA | 654 | 1.6% | 96.8% | 96.5% | 0.3% | 1,880 | 1,789 | 5.1% |
| Portland, OR | 476 | 0.9% | 96.7% | 97.7% | -1.0% | 1,577 | 1,529 | 3.1% |
| | **13,942** | **44.3%** | **96.5%** | **96.2%** | **0.3%** | **2,509** | **2,409** | **4.1%** |
| **Mid-Atlantic Region** | | | | | | | | |
| Metropolitan DC | 8,402 | 20.0% | 97.5% | 97.0% | 0.5% | 2,027 | 1,986 | 2.1% |
| Richmond, VA | 1,358 | 2.3% | 98.2% | 97.9% | 0.3% | 1,332 | 1,284 | 3.7% |
| Baltimore, MD | 720 | 1.4% | 96.5% | 97.3% | -0.8% | 1,698 | 1,679 | 1.1% |
| | **10,480** | **23.7%** | **97.5%** | **97.1%** | **0.4%** | **1,914** | **1,873** | **2.2%** |
| **Northeast Region** | | | | | | | | |
| New York, NY | 1,945 | 9.4% | 97.1% | 97.3% | -0.2% | 4,315 | 4,328 | -0.3% |
| Boston, MA | 1,548 | 5.9% | 96.9% | 96.4% | 0.5% | 3,032 | 2,939 | 3.2% |
| | **3,493** | **15.3%** | **97.0%** | **96.9%** | **0.1%** | **3,747** | **3,716** | **0.8%** |
| **Southeast Region** | | | | | | | | |
| Orlando, FL | 2,500 | 4.0% | 96.9% | 96.9% | 0.0% | 1,335 | 1,254 | 6.5% |
| Tampa, FL | 2,287 | 3.7% | 97.5% | 97.1% | 0.4% | 1,406 | 1,349 | 4.2% |
| Nashville, TN | 2,260 | 3.4% | 96.8% | 96.9% | -0.1% | 1,282 | 1,254 | 2.2% |
| Other Florida | 636 | 1.1% | 97.0% | 96.8% | 0.2% | 1,586 | 1,521 | 4.3% |
| | **7,683** | **12.2%** | **97.1%** | **97.0%** | **0.1%** | **1,361** | **1,304** | **4.4%** |
| **Southwest Region** | | | | | | | | |
| Dallas, TX | 2,040 | 2.7% | 97.0% | 96.5% | 0.5% | 1,256 | 1,215 | 3.4% |
| Austin, TX | 1,273 | 1.8% | 96.9% | 96.3% | 0.6% | 1,446 | 1,434 | 0.8% |
| | **3,313** | **4.5%** | **97.0%** | **96.4%** | **0.6%** | **1,329** | **1,299** | **2.3%** |
| **Total/Weighted Avg.** | **38,911** | **100.0%** | **97.0%** | **96.7%** | **0.3%** | **$ 2,132** | **$ 2,069** | **3.0%** |

(1) See Attachment 16 for definitions and other terms.



# Attachment 8(B)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**Current Quarter vs. Prior Year Quarter**
**June 30, 2018**
**(Unaudited) [1]**

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | 2Q 18 | 2Q 17 | Change | 2Q 18 | 2Q 17 | Change | 2Q 18 | 2Q 17 | Change |
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,434 | $ 29,320 | $ 28,298 | 3.6% | $ 6,413 | $ 6,794 | -5.6% | $ 22,907 | $ 21,504 | 6.5% |
| San Francisco, CA | 2,751 | 28,500 | 27,462 | 3.8% | 6,668 | 6,655 | 0.2% | 21,832 | 20,807 | 4.9% |
| Seattle, WA | 2,837 | 19,787 | 18,770 | 5.4% | 5,557 | 5,167 | 7.6% | 14,230 | 13,603 | 4.6% |
| Los Angeles, CA | 1,225 | 9,881 | 9,491 | 4.1% | 2,596 | 2,526 | 2.8% | 7,285 | 6,965 | 4.6% |
| Monterey Peninsula, CA | 1,565 | 8,036 | 7,389 | 8.8% | 1,808 | 1,778 | 1.7% | 6,228 | 5,611 | 11.0% |
| Other Southern CA | 654 | 3,570 | 3,388 | 5.4% | 861 | 845 | 1.8% | 2,709 | 2,543 | 6.5% |
| Portland, OR | 476 | 2,177 | 2,133 | 2.1% | 539 | 528 | 2.2% | 1,638 | 1,605 | 2.0% |
| | **13,942** | **101,271** | **96,931** | **4.5%** | **24,442** | **24,293** | **0.6%** | **76,829** | **72,638** | **5.8%** |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 8,402 | 49,825 | 48,551 | 2.6% | 15,186 | 14,785 | 2.7% | 34,639 | 33,766 | 2.6% |
| Richmond, VA | 1,358 | 5,330 | 5,120 | 4.1% | 1,253 | 1,228 | 2.1% | 4,077 | 3,892 | 4.7% |
| Baltimore, MD | 720 | 3,540 | 3,528 | 0.3% | 1,104 | 1,080 | 2.2% | 2,436 | 2,448 | -0.5% |
| | **10,480** | **58,695** | **57,199** | **2.6%** | **17,543** | **17,093** | **2.6%** | **41,152** | **40,106** | **2.6%** |
| **Northeast Region** | | | | | | | | | | |
| New York, NY | 1,945 | 24,446 | 24,574 | -0.5% | 8,069 | 7,238 | 11.5% | 16,377 | 17,336 | -5.5% |
| Boston, MA | 1,548 | 13,643 | 13,158 | 3.7% | 3,415 | 3,343 | 2.2% | 10,228 | 9,815 | 4.2% |
| | **3,493** | **38,089** | **37,732** | **0.9%** | **11,484** | **10,581** | **8.5%** | **26,605** | **27,151** | **-2.0%** |
| **Southeast Region** | | | | | | | | | | |
| Orlando, FL | 2,500 | 9,701 | 9,115 | 6.4% | 2,806 | 2,634 | 6.5% | 6,895 | 6,481 | 6.4% |
| Tampa, FL | 2,287 | 9,403 | 8,989 | 4.6% | 3,042 | 2,989 | 1.8% | 6,361 | 6,000 | 6.0% |
| Nashville, TN | 2,260 | 8,411 | 8,236 | 2.1% | 2,407 | 2,476 | -2.8% | 6,004 | 5,760 | 4.2% |
| Other Florida | 636 | 2,936 | 2,809 | 4.5% | 1,036 | 991 | 4.5% | 1,900 | 1,818 | 4.6% |
| | **7,683** | **30,451** | **29,149** | **4.5%** | **9,291** | **9,090** | **2.2%** | **21,160** | **20,059** | **5.5%** |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 2,040 | 7,457 | 7,176 | 3.9% | 2,840 | 2,518 | 12.8% | 4,617 | 4,658 | -0.9% |
| Austin, TX | 1,273 | 5,352 | 5,275 | 1.5% | 2,281 | 2,366 | -3.6% | 3,071 | 2,909 | 5.6% |
| | **3,313** | **12,809** | **12,451** | **2.9%** | **5,121** | **4,884** | **4.9%** | **7,688** | **7,567** | **1.6%** |
| **Total** | **38,911** | **$ 241,315** | **$ 233,462** | **3.4%** | **$ 67,881** | **$ 65,941** | **2.9%** | **$ 173,434** | **$ 167,521** | **3.5%** |

(1) See Attachment 16 for definitions and other terms.



# Attachment 8(C)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**Current Quarter vs. Last Quarter**
**June 30, 2018**
**(Unaudited) [1]**

| | Total Same-Store Homes | Same-Store | | | | | |
|---|---|---|---|---|---|---|---|
| | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | 2Q 18 | 1Q 18 | Change | 2Q 18 | 1Q 18 | Change |
| **West Region** | | | | | | | |
| Orange County, CA | 4,434 | 96.0% | 96.2% | -0.2% | $ 2,296 | $ 2,269 | 1.2% |
| San Francisco, CA | 2,751 | 97.0% | 96.7% | 0.3% | 3,560 | 3,486 | 2.1% |
| Seattle, WA | 2,837 | 96.7% | 96.6% | 0.1% | 2,404 | 2,356 | 2.0% |
| Los Angeles, CA | 1,225 | 95.5% | 96.1% | -0.6% | 2,815 | 2,760 | 2.0% |
| Monterey Peninsula, CA | 1,565 | 97.4% | 96.9% | 0.5% | 1,757 | 1,706 | 3.0% |
| Other Southern CA | 654 | 96.8% | 96.3% | 0.5% | 1,880 | 1,864 | 0.9% |
| Portland, OR | 476 | 96.7% | 96.6% | 0.1% | 1,577 | 1,552 | 1.6% |
| | **13,942** | **96.5%** | **96.5%** | **0.0%** | **2,509** | **2,463** | **1.8%** |
| **Mid-Atlantic Region** | | | | | | | |
| Metropolitan DC | 8,402 | 97.5% | 97.4% | 0.1% | 2,027 | 2,005 | 1.1% |
| Richmond, VA | 1,358 | 98.2% | 97.9% | 0.3% | 1,332 | 1,312 | 1.5% |
| Baltimore, MD | 720 | 96.5% | 96.6% | -0.1% | 1,698 | 1,692 | 0.4% |
| | **10,480** | **97.5%** | **97.4%** | **0.1%** | **1,914** | **1,893** | **1.1%** |
| **Northeast Region** | | | | | | | |
| New York, NY | 1,945 | 97.1% | 98.0% | -0.9% | 4,315 | 4,322 | -0.2% |
| Boston, MA | 1,548 | 96.9% | 96.6% | 0.3% | 3,032 | 2,976 | 1.9% |
| | **3,493** | **97.0%** | **97.4%** | **-0.4%** | **3,747** | **3,730** | **0.5%** |
| **Southeast Region** | | | | | | | |
| Orlando, FL | 2,500 | 96.9% | 96.9% | 0.0% | 1,335 | 1,317 | 1.4% |
| Tampa, FL | 2,287 | 97.5% | 97.4% | 0.1% | 1,406 | 1,383 | 1.7% |
| Nashville, TN | 2,260 | 96.8% | 96.4% | 0.4% | 1,282 | 1,277 | 0.4% |
| Other Florida | 636 | 97.0% | 96.2% | 0.8% | 1,586 | 1,568 | 1.1% |
| | **7,683** | **97.1%** | **96.8%** | **0.3%** | **1,361** | **1,346** | **1.2%** |
| **Southwest Region** | | | | | | | |
| Dallas, TX | 2,040 | 97.0% | 96.2% | 0.8% | 1,256 | 1,242 | 1.1% |
| Austin, TX | 1,273 | 96.9% | 96.1% | 0.8% | 1,446 | 1,441 | 0.3% |
| | **3,313** | **97.0%** | **96.2%** | **0.8%** | **1,329** | **1,318** | **0.8%** |
| **Total/Weighted Avg.** | **38,911** | **97.0%** | **96.9%** | **0.1%** | $ **2,132** | $ **2,106** | **1.2%** |

(1) See Attachment 16 for definitions and other terms.



# Attachment 8(D)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**Current Quarter vs. Last Quarter**
**June 30, 2018**
**(Unaudited)** [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | 2Q 18 | 1Q 18 | Change | 2Q 18 | 1Q 18 | Change | 2Q 18 | 1Q 18 | Change |
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,434 | $ 29,320 | $ 29,038 | 1.0% | $ 6,413 | $ 6,418 | -0.1% | $ 22,907 | $ 22,620 | 1.3% |
| San Francisco, CA | 2,751 | 28,500 | 27,819 | 2.4% | 6,668 | 6,712 | -0.7% | 21,832 | 21,107 | 3.4% |
| Seattle, WA | 2,837 | 19,787 | 19,373 | 2.1% | 5,557 | 5,468 | 1.6% | 14,230 | 13,905 | 2.3% |
| Los Angeles, CA | 1,225 | 9,881 | 9,748 | 1.4% | 2,596 | 2,591 | 0.2% | 7,285 | 7,157 | 1.8% |
| Monterey Peninsula, CA | 1,565 | 8,036 | 7,762 | 3.5% | 1,808 | 1,821 | -0.7% | 6,228 | 5,941 | 4.8% |
| Other Southern CA | 654 | 3,570 | 3,521 | 1.4% | 861 | 895 | -3.8% | 2,709 | 2,626 | 3.2% |
| Portland, OR | 476 | 2,177 | 2,141 | 1.7% | 539 | 519 | 3.9% | 1,638 | 1,622 | 1.0% |
| | 13,942 | 101,271 | 99,402 | 1.9% | 24,442 | 24,424 | 0.1% | 76,829 | 74,978 | 2.5% |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 8,402 | 49,825 | 49,218 | 1.2% | 15,186 | 15,833 | -4.1% | 34,639 | 33,385 | 3.8% |
| Richmond, VA | 1,358 | 5,330 | 5,234 | 1.8% | 1,253 | 1,307 | -4.1% | 4,077 | 3,927 | 3.8% |
| Baltimore, MD | 720 | 3,540 | 3,530 | 0.3% | 1,104 | 1,023 | 7.9% | 2,436 | 2,507 | -2.8% |
| | 10,480 | 58,695 | 57,982 | 1.2% | 17,543 | 18,163 | -3.4% | 41,152 | 39,819 | 3.3% |
| **Northeast Region** | | | | | | | | | | |
| New York, NY | 1,945 | 24,446 | 24,715 | -1.1% | 8,069 | 8,144 | -0.9% | 16,377 | 16,571 | -1.2% |
| Boston, MA | 1,548 | 13,643 | 13,349 | 2.2% | 3,415 | 3,343 | 2.2% | 10,228 | 10,006 | 2.2% |
| | 3,493 | 38,089 | 38,064 | 0.1% | 11,484 | 11,487 | 0.0% | 26,605 | 26,577 | 0.1% |
| **Southeast Region** | | | | | | | | | | |
| Orlando, FL | 2,500 | 9,701 | 9,570 | 1.4% | 2,806 | 2,750 | 2.0% | 6,895 | 6,820 | 1.1% |
| Tampa, FL | 2,287 | 9,403 | 9,240 | 1.8% | 3,042 | 2,927 | 3.9% | 6,361 | 6,313 | 0.8% |
| Nashville, TN | 2,260 | 8,411 | 8,348 | 0.8% | 2,407 | 2,314 | 4.0% | 6,004 | 6,034 | -0.5% |
| Other Florida | 636 | 2,936 | 2,878 | 2.0% | 1,036 | 998 | 3.8% | 1,900 | 1,880 | 1.1% |
| | 7,683 | 30,451 | 30,036 | 1.4% | 9,291 | 8,989 | 3.4% | 21,160 | 21,047 | 0.5% |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 2,040 | 7,457 | 7,311 | 2.0% | 2,840 | 2,830 | 0.4% | 4,617 | 4,481 | 3.0% |
| Austin, TX | 1,273 | 5,352 | 5,290 | 1.2% | 2,281 | 2,340 | -2.5% | 3,071 | 2,950 | 4.1% |
| | 3,313 | 12,809 | 12,601 | 1.7% | 5,121 | 5,170 | -1.0% | 7,688 | 7,431 | 3.5% |
| **Total** | 38,911 | $ 241,315 | $ 238,085 | 1.4% | $ 67,881 | $ 68,233 | -0.5% | $ 173,434 | $ 169,852 | 2.1% |

(1) See Attachment 16 for definitions and other terms.



# Attachment 8(E)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**Current Year-to-Date vs. Prior Year-to-Date**
**June 30, 2018**
**(Unaudited) [1]**

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2018 NOI | Same-Store | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | | YTD 18 | YTD 17 | Change | YTD 18 | YTD 17 | Change |
| **West Region** | | | | | | | | |
| Orange County, CA | 4,434 | 13.4% | 96.1% | 95.2% | 0.9% | $ 2,283 | $ 2,218 | 2.9% |
| San Francisco, CA | 2,751 | 12.7% | 96.8% | 96.7% | 0.1% | 3,525 | 3,428 | 2.8% |
| Seattle, WA | 2,593 | 7.5% | 96.7% | 96.4% | 0.3% | 2,388 | 2,273 | 5.1% |
| Los Angeles, CA | 1,225 | 4.2% | 95.8% | 95.4% | 0.4% | 2,788 | 2,694 | 3.5% |
| Monterey Peninsula, CA | 1,565 | 3.6% | 97.2% | 97.1% | 0.1% | 1,731 | 1,595 | 8.5% |
| Other Southern CA | 654 | 1.6% | 96.6% | 95.9% | 0.7% | 1,870 | 1,769 | 5.7% |
| Portland, OR | 476 | 1.0% | 96.6% | 97.2% | -0.6% | 1,565 | 1,529 | 2.4% |
| | **13,698** | **44.0%** | **96.5%** | **96.1%** | **0.4%** | **2,490** | **2,398** | **3.8%** |
| **Mid-Atlantic Region** | | | | | | | | |
| Metropolitan DC | 8,402 | 20.1% | 97.5% | 96.9% | 0.6% | 2,015 | 1,979 | 1.8% |
| Richmond, VA | 1,358 | 2.4% | 98.0% | 97.7% | 0.3% | 1,323 | 1,279 | 3.4% |
| Baltimore, MD | 720 | 1.5% | 96.5% | 96.6% | -0.1% | 1,696 | 1,688 | 0.5% |
| | **10,480** | **24.0%** | **97.5%** | **97.0%** | **0.5%** | **1,903** | **1,868** | **1.9%** |
| **Northeast Region** | | | | | | | | |
| New York, NY | 1,945 | 9.7% | 97.6% | 97.6% | 0.0% | 4,316 | 4,335 | -0.4% |
| Boston, MA | 1,548 | 6.0% | 96.8% | 96.2% | 0.6% | 3,002 | 2,941 | 2.1% |
| | **3,493** | **15.7%** | **97.2%** | **97.0%** | **0.2%** | **3,736** | **3,722** | **0.4%** |
| **Southeast Region** | | | | | | | | |
| Orlando, FL | 2,500 | 4.0% | 96.9% | 96.8% | 0.1% | 1,326 | 1,243 | 6.7% |
| Tampa, FL | 2,287 | 3.7% | 97.4% | 96.9% | 0.5% | 1,395 | 1,338 | 4.3% |
| Nashville, TN | 2,260 | 3.6% | 96.6% | 97.0% | -0.4% | 1,279 | 1,247 | 2.6% |
| Other Florida | 636 | 1.1% | 96.6% | 96.7% | -0.1% | 1,577 | 1,507 | 4.6% |
| | **7,683** | **12.4%** | **97.0%** | **96.9%** | **0.1%** | **1,353** | **1,294** | **4.5%** |
| **Southwest Region** | | | | | | | | |
| Dallas, TX | 2,040 | 2.7% | 96.6% | 96.9% | -0.3% | 1,249 | 1,209 | 3.3% |
| Austin, TX | 883 | 1.2% | 97.1% | 97.2% | -0.1% | 1,355 | 1,364 | -0.7% |
| | **2,923** | **3.9%** | **96.8%** | **97.0%** | **-0.2%** | **1,281** | **1,256** | **2.0%** |
| **Total/Weighted Avg.** | **38,277** | **100.0%** | **96.9%** | **96.6%** | **0.3%** | **$ 2,124** | **$ 2,064** | **2.9%** |

(1)  See Attachment 16 for definitions and other terms.



# Attachment 8(F)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | YTD 18 | YTD 17 | Change | YTD 18 | YTD 17 | Change | YTD 18 | YTD 17 | Change |
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,434 | $ 58,359 | $ 56,184 | 3.9% | $ 12,830 | $ 13,459 | -4.7% | $ 45,529 | $ 42,725 | 6.6% |
| San Francisco, CA | 2,751 | 56,320 | 54,722 | 2.9% | 13,380 | 13,179 | 1.5% | 42,940 | 41,543 | 3.4% |
| Seattle, WA | 2,593 | 35,925 | 34,092 | 5.4% | 10,419 | 9,661 | 7.8% | 25,506 | 24,431 | 4.4% |
| Los Angeles, CA | 1,225 | 19,629 | 18,892 | 3.9% | 5,187 | 5,079 | 2.1% | 14,442 | 13,813 | 4.6% |
| Monterey Peninsula, CA | 1,565 | 15,798 | 14,546 | 8.6% | 3,630 | 3,565 | 1.8% | 12,168 | 10,981 | 10.8% |
| Other Southern CA | 654 | 7,090 | 6,657 | 6.5% | 1,756 | 1,692 | 3.8% | 5,334 | 4,965 | 7.4% |
| Portland, OR | 476 | 4,318 | 4,245 | 1.7% | 1,058 | 1,044 | 1.3% | 3,260 | 3,201 | 1.9% |
| | 13,698 | 197,439 | 189,338 | 4.3% | 48,260 | 47,679 | 1.2% | 149,179 | 141,659 | 5.3% |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 8,402 | 99,043 | 96,657 | 2.5% | 31,019 | 29,592 | 4.8% | 68,024 | 67,065 | 1.4% |
| Richmond, VA | 1,358 | 10,564 | 10,184 | 3.7% | 2,560 | 2,459 | 4.1% | 8,004 | 7,725 | 3.6% |
| Baltimore, MD | 720 | 7,070 | 7,045 | 0.4% | 2,128 | 2,110 | 0.8% | 4,942 | 4,935 | 0.1% |
| | 10,480 | 116,677 | 113,886 | 2.5% | 35,707 | 34,161 | 4.5% | 80,970 | 79,725 | 1.6% |
| **Northeast Region** | | | | | | | | | | |
| New York, NY | 1,945 | 49,161 | 49,377 | -0.4% | 16,212 | 14,874 | 9.0% | 32,949 | 34,503 | -4.5% |
| Boston, MA | 1,548 | 26,991 | 26,276 | 2.7% | 6,758 | 6,727 | 0.5% | 20,233 | 19,549 | 3.5% |
| | 3,493 | 76,152 | 75,653 | 0.7% | 22,970 | 21,601 | 6.3% | 53,182 | 54,052 | -1.6% |
| **Southeast Region** | | | | | | | | | | |
| Orlando, FL | 2,500 | 19,271 | 18,051 | 6.8% | 5,555 | 5,289 | 5.0% | 13,716 | 12,762 | 7.5% |
| Tampa, FL | 2,287 | 18,643 | 17,788 | 4.8% | 5,969 | 5,842 | 2.2% | 12,674 | 11,946 | 6.1% |
| Nashville, TN | 2,260 | 16,759 | 16,406 | 2.2% | 4,722 | 5,019 | -5.9% | 12,037 | 11,387 | 5.7% |
| Other Florida | 636 | 5,815 | 5,561 | 4.6% | 2,034 | 1,936 | 5.0% | 3,781 | 3,625 | 4.3% |
| | 7,683 | 60,488 | 57,806 | 4.6% | 18,280 | 18,086 | 1.1% | 42,208 | 39,720 | 6.3% |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 2,040 | 14,768 | 14,343 | 3.0% | 5,670 | 5,021 | 12.9% | 9,098 | 9,322 | -2.4% |
| Austin, TX | 883 | 6,971 | 7,022 | -0.7% | 2,986 | 3,051 | -2.1% | 3,985 | 3,971 | 0.4% |
| | 2,923 | 21,739 | 21,365 | 1.8% | 8,656 | 8,072 | 7.2% | 13,083 | 13,293 | -1.6% |
| **Total** | 38,277 | $ 472,495 | $ 458,048 | 3.2% | $ 133,873 | $ 129,599 | 3.3% | $ 338,622 | $ 328,449 | 3.1% |

(1)  See Attachment 16 for definitions and other terms.



# Attachment 8(G)

**UDR, Inc.**
**Same-Store Operating Information By Major Market**
**June 30, 2018**
**(Unaudited)** [1]

| | Effective Blended Lease Rate Growth 2Q 2018 | Effective New Lease Rate Growth 2Q 2018 | Effective Renewal Lease Rate Growth 2Q 2018 | Annualized Turnover [2][3] | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2Q 2018 | 2Q 2017 | YTD 2018 | YTD 2017 |
| **West Region** | | | | | | | |
| Orange County, CA | 2.5% | 0.8% | 4.7% | 56.2% | 64.9% | 52.8% | 56.1% |
| San Francisco, CA | 5.5% | 5.4% | 5.6% | 55.0% | 61.7% | 49.6% | 54.0% |
| Seattle, WA | 5.3% | 5.2% | 5.3% | 54.0% | 59.5% | 48.5% | 53.0% |
| Los Angeles, CA | 2.9% | 1.7% | 4.1% | 54.4% | 50.8% | 49.4% | 46.3% |
| Monterey Peninsula, CA | 7.7% | 8.1% | 7.3% | 42.8% | 51.5% | 41.1% | 46.3% |
| Other Southern CA | 4.8% | 4.2% | 5.5% | 52.1% | 53.4% | 51.2% | 51.8% |
| Portland, OR | 1.6% | -0.2% | 3.9% | 59.8% | 53.1% | 54.2% | 50.4% |
| | **4.4%** | **3.6%** | **5.3%** | **54.1%** | **59.9%** | **49.9%** | **52.9%** |
| **Mid-Atlantic Region** | | | | | | | |
| Metropolitan DC | 3.7% | 2.5% | 4.8% | 49.2% | 51.4% | 39.6% | 42.6% |
| Richmond, VA | 3.3% | 1.4% | 4.9% | 48.7% | 56.4% | 44.1% | 49.0% |
| Baltimore, MD | 1.5% | -1.1% | 4.7% | 66.3% | 61.3% | 53.5% | 58.3% |
| | **3.5%** | **2.2%** | **4.8%** | **50.7%** | **52.9%** | **41.5%** | **44.9%** |
| **Northeast Region** | | | | | | | |
| New York, NY | 0.5% | -1.9% | 2.3% | 61.9% | 43.9% | 41.2% | 31.7% |
| Boston, MA | 6.2% | 6.2% | 6.3% | 57.3% | 59.6% | 47.2% | 47.0% |
| | **2.5%** | **1.2%** | **3.7%** | **59.9%** | **52.1%** | **44.0%** | **40.0%** |
| **Southeast Region** | | | | | | | |
| Orlando, FL | 6.5% | 6.2% | 6.8% | 53.7% | 51.5% | 49.1% | 48.2% |
| Tampa, FL | 5.9% | 5.3% | 6.6% | 57.7% | 58.2% | 51.5% | 53.2% |
| Nashville, TN | 2.8% | 1.3% | 4.3% | 51.5% | 59.8% | 46.7% | 53.3% |
| Other Florida | 3.9% | 2.6% | 4.9% | 46.0% | 39.1% | 44.7% | 35.2% |
| | **5.0%** | **4.3%** | **5.7%** | **53.8%** | **55.6%** | **48.8%** | **50.6%** |
| **Southwest Region** | | | | | | | |
| Dallas, TX | 2.3% | -0.1% | 5.1% | 55.1% | 55.1% | 52.1% | 50.6% |
| Austin, TX | 2.1% | -0.1% | 5.0% | 60.2% | 56.1% | 53.3% | 50.1% |
| | **2.2%** | **-0.1%** | **5.0%** | **57.2%** | **55.5%** | **52.6%** | **50.4%** |
| **Total/Weighted Avg.** | **3.8%** | **2.7%** | **4.9%** | **53.6%** | **55.6%** | **46.9%** | **48.5%** |
| | | | | | | | |
| **2Q 2017 Weighted Avg. Lease Rate Growth** [3] | **3.6%** | **2.2%** | **5.0%** | | | | |
| | | | | | | | |
| **2Q 2018 Percentage of Total Repriced Homes** | | **51.1%** | **48.9%** | | | | |

(1)  See Attachment 16 for definitions and other terms.
(2)  2Q18 same-store home count:  38,911.  YTD 2018 same-store home count:  38,277.
(3)  2Q17 same-store home count:  36,540.  YTD 2017 same-store home count:  35,689.



**UDR, Inc.**
**Development Summary**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited)** (1) (2)

## Wholly-Owned

| Community | Location | # of Homes | Compl. Homes | Cost to Date | Budgeted Cost | Est. Cost per Home | Project Debt | Schedule Start | Initial Occ. | Compl. | Percentage Leased | Occupied |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Projects Under Construction** | | | | | | | | | | | | |
| 345 Harrison Street | Boston, MA | 585 | 230 | $ 336,257 | $ 366,500 | $ 626 (3) | $ - | 1Q16 | 2Q18 | 4Q18 | 59.3% | 31.1% |
| **Total Under Construction** | | **585** | **230** | **$ 336,257** | **$ 366,500** | **$ 626** | **$ -** | | | | | |
| **Completed Projects, Non-Stabilized** | | | | | | | | | | | | |
| The Residences at Pacific City | Huntington Beach, CA | 516 | 516 | $ 349,157 | $ 350,000 | $ 678 | $ - | 2Q15 | 2Q17 | 2Q18 | 67.8% | 61.4% |
| **Total Completed, Non-Stabilized** | | **516** | **516** | **$ 349,157** | **$ 350,000** | **$ 678** | **$ -** | | | | | |
| **Total - Wholly Owned** | | **1,101** | **746** | **$ 685,414** | **$ 716,500** | **$ 651** | **$ -** | | | | | |

| NOI From Wholly-Owned Projects | 2Q 18 | | UDR's Capitalized Interest | 2Q 18 |
|---|---|---|---|---|
| Projects Under Construction | $ (305) | | | $ 2,667 |
| Completed, Non-Stabilized | 1,168 | | | |
| **Total** | **$ 863** | | | |

## Unconsolidated Joint Ventures (4)

| Community | Location | Own. Interest | # of Homes | Compl. Homes | Cost to Date (5) | Budgeted Cost | Project Debt (6) | Schedule Start | Initial Occ. | Compl. | Percentage Leased | Occupied |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Projects Under Construction** | | | | | | | | | | | | |
| Vitruvian West | Addison, TX | 50% | 383 | 221 | $ 55,498 | $ 59,000 | $ 22,615 | 4Q16 | 1Q18 | 3Q18 | 79.4% | 54.6% |
| **Total Under Construction** | | | **383** | **221** | **$ 55,498** | **$ 59,000** | **$ 22,615** | | | | | |
| **Completed Projects, Non-Stabilized** | | | | | | | | | | | | |
| Vision on Wilshire | Los Angeles, CA | 50% | 150 | 150 | $ 122,989 | $ 129,000 (7) | $ 54,431 | 2Q16 | 2Q18 | 2Q18 | 28.7% | 14.7% |
| **Total Completed, Non-Stabilized** | | | **150** | **150** | **$ 122,989** | **$ 129,000** | **$ 54,431** | | | | | |
| **Total - Unconsolidated Joint Ventures** | | | **533** | **371** | **$ 178,487** | **$ 188,000** | **$ 77,046** | | | | | |

| UDR's Share of NOI From Unconsolidated Joint Venture Projects | 2Q 18 | | UDR's Capitalized Interest | 2Q 18 |
|---|---|---|---|---|
| Projects Under Construction | $ 127 | | | $ 366 |
| Completed, Non-Stabilized | (192) | | | |
| **Total** | **$ (65)** | | | |

**Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates:**  **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Unconsolidated developments are presented at 100%.
(5) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(6) Debt balances are presented net of deferred financing costs.
(7) Includes 6,000 square feet of retail space.



# Attachment 10

**UDR, Inc.**
**Redevelopment Summary**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited)** [1]

| Community | Location | # of Homes | Sched. Redev. Homes | Compl. Homes | Cost to Date | Budgeted Cost [2] | Est. Cost per Home | Schedule | | | Same-Store [3] | Percentage | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | Acq. | Start | Compl. | | Leased | Occupied |
| **Projects in Redevelopment** | | | | | | | | | | | | | |
| N/A | N/A | - | - | - | $ - | $ - | $ - | N/A | N/A | N/A | N/A | - | - |
| **Total** | | - | - | - | $ - | $ - | $ - | | | | | | |

**UDR's Capitalized Interest**

| 2Q 18 |
|---|
| $ - |

**Projected Weighted Average Return on Incremental Capital Invested:**    **N/A**

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



# Attachment 11

**UDR, Inc.**
**Land Summary**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited)** [1]

| Parcel | Location | UDR Ownership Interest | Real Estate Cost Basis | | UDR's Share Cost Basis | | Status Update [2] | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Pursuing Entitlements | Design Development | Hold for Future Development |
| **Wholly-Owned** | | | | | | | | | |
| 7 Harcourt [3] | Boston, MA | 100% | $ | 7,351 | $ | 7,351 | Complete | In Process | |
| Vitruvian Park® | Addison, TX | 100% | | 13,630 | | 13,630 | Complete | | In Process |
| Dublin Land | Dublin, CA | 100% | | 13,319 | | 13,319 | In Process | In Process | |
| **Total** | | | $ | **34,300** | $ | **34,300** | | | |

| Parcel | Location | UDR Ownership Interest | Real Estate Cost Basis | | UDR's Share Cost Basis | | Status Update [2] | | |
|---|---|---|---|---|---|---|---|---|---|
| **Unconsolidated Joint Ventures** | | | | | | | | | |
| UDR/MetLife Land - 5 parcels | Addison, TX | 50% | $ | 49,348 | $ | 24,674 | Complete | In Process | In Process |
| **Total** | | | $ | **49,348** | $ | **24,674** | | | |
| | | | | | | | | | |
| **Total** | | | $ | **83,648** | $ | **58,974** | | | |

**UDR's Capitalized Interest**

| **2Q 18** |
|---|
| $ 570 |

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>:  During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>:  During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>:  Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.



**UDR, Inc.**
**Unconsolidated Joint Venture Summary**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited) [1]**

| Portfolio Characteristics | Property Type | # of Comm. / Parcels | # of Homes [4] | Own. Interest | Physical Occupancy 2Q 18 | Total Rev. per Occ. Home 2Q 18 [1] | Net Operating Income UDR's Share 2Q 18 | Net Operating Income UDR's Share YTD 18 | Net Operating Income Total YTD 18 [2] |
|---|---|---|---|---|---|---|---|---|---|
| UDR / MetLife | | | | | | | | | |
| Operating communities | Various | 22 | 5,453 | 50% | 95.6% | $ 2,940 | $ 15,763 | $ 31,219 | $ 62,375 |
| Non-Mature | Various | 4 | 1,173 | 50% | 96.1% | 3,942 | 4,834 | 9,027 | 17,864 |
| Development communities | Various | 2 | 371 | 50% | 38.9% | 1,715 | (65) | (111) | (222) |
| Land parcels | | 5 | - | 50% | - | - | (10) | (17) | (34) |
| UDR / KFH | | | | | | | | | |
| Operating communities | High-rise | 3 | 660 | 30% | 97.6% | 2,669 | 1,080 | 2,157 | 7,189 |
| UDR / West Coast Development JV | | | | | | | | | |
| Non-Mature | Mid-rise | 1 | 293 | 47% | 94.1% | 2,432 | 502 | 1,097 | 2,328 |
| **Total/Weighted Average** | | **37** | **7,950** | | **93.1%** | **$ 3,042** | **$ 22,104** | **$ 43,372** | **$ 89,500** |

| Balance Sheet Characteristics | Gross Book Value of JV Real Estate Assets [3] | Total Project Debt [3] | UDR's Equity Investment | Weighted Avg. Debt Interest Rate | Debt Maturities |
|---|---|---|---|---|---|
| UDR / MetLife | | | | | |
| Operating communities | $ 2,284,646 | $ 1,289,330 | $ 319,999 | 4.35% | 2019-2025 |
| Non-Mature | 659,355 | 386,326 | 124,556 | 3.88% | 2027-2028 |
| Development communities | 182,029 | 77,046 | 54,981 | 4.72% | 2019-2020 |
| Land parcels | 49,348 | - | 40,512 | N/A | N/A |
| UDR / KFH | | | | | |
| Operating communities | 287,815 | 165,857 | 7,325 | 4.03% | 2025-2026 |
| UDR / West Coast Development JV | | | | | |
| Non-Mature | 129,360 | 56,454 | 37,314 | 4.11% | 2019 |
| **Total/Weighted Average** | **$ 3,592,553** | **$ 1,975,013** | **$ 584,687** | **4.24%** | |

| Joint Venture Same-Store Growth | Joint Venture Same-Store Communities [3] | 2Q 18 vs. 2Q 17 Growth Revenue | 2Q 18 vs. 2Q 17 Growth Expense | 2Q 18 vs. 2Q 17 Growth NOI | 2Q 18 vs. 1Q 18 Growth Revenue | 2Q 18 vs. 1Q 18 Growth Expense | 2Q 18 vs. 1Q 18 Growth NOI |
|---|---|---|---|---|---|---|---|
| UDR / MetLife | 22 | 0.4% | 11.0% | -4.3% | 0.4% | -0.1% | 0.6% |
| UDR / KFH | 3 | 1.9% | 8.2% | -0.6% | 1.0% | 3.0% | 0.2% |
| **Total/Average** | **25** | **0.5%** | **10.8%** | **-3.9%** | **0.4%** | **0.2%** | **0.6%** |

| | NOI | | NOI |
|---|---|---|---|
| **JV Same-Store Results at UDR's Ownership Interest** | **-4.1%** | | **0.6%** |

| Joint Venture Same-Store Growth | Joint Venture Same-Store Communities [3] | YTD 18 vs. YTD 17 Growth Revenue | YTD 18 vs. YTD 17 Growth Expense | YTD 18 vs. YTD 17 Growth NOI |
|---|---|---|---|---|
| UDR / MetLife | 22 | 0.5% | 6.2% | -2.2% |
| UDR / KFH | 3 | 1.4% | 6.6% | -0.7% |
| **Total/Average** | **25** | **0.6%** | **6.2%** | **-2.0%** |

| | NOI |
|---|---|
| **JV Same-Store Results at UDR's Ownership Interest** | **-2.1%** |

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended June 30, 2018.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(4) Includes homes completed for the period ended June 30, 2018.



# Attachment 12(B)

**UDR, Inc.**
**Developer Capital Program [2]**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited) [1]**

## West Coast Development JV [3]

| Community | Location | Own. Interest | # of Homes | Compl. Homes | Going-in Valuation | UDR Initial Investment Cost | UDR Share of Debt [4] | Schedule Start | Schedule Compl. | Stabilization | Percentage Leased | Percentage Occupied |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Projects Under Construction** | | | | | | | | | | | | |
| The Arbory | Hillsboro, OR | 49% | 276 | 91 | $ 68,400 | $ 16,121 | $ 13,455 | 4Q16 | 3Q18 | 1Q19 | 30.8% | 23.2% |
| **Total** | | | **276** | **91** | **$ 68,400** | **$ 16,121** | **$ 13,455** | | | | | |
| **Completed Projects, Non-Stabilized** | | | | | | | | | | | | |
| Parallel | Anaheim, CA | 49% | 386 | 386 | $ 114,660 | $ 26,529 | $ 28,311 | 4Q14 | 2Q18 | 4Q18 | 67.6% | 59.3% |
| CityLine II | Seattle, WA | 49% | 155 | 155 | 58,250 | 15,484 | 12,525 | 3Q16 | 2Q18 | 1Q19 | 56.8% | 51.6% |
| **Total** | | | **541** | **541** | **$ 172,910** | **$ 42,013** | **$ 40,836** | | | | | |
| **Completed Projects, Stabilized** | | | | | | | | | | | | |
| N/A | N/A | | - | - | $ - | $ - | $ - | N/A | N/A | N/A | - | - |
| **Total** | | | **-** | **-** | **$ -** | **$ -** | **$ -** | | | | | |
| **Total - West Coast Development JV** | | | **817** | **632** | **$ 241,310** | **$ 58,134** | **$ 54,291** | | | | | |

### Economics For Projects Under Construction and Completed Projects, Non-Stabilized

| | UDR's Equity Investment [5] | Preferred Return | | 2Q 2018 at UDR's Share Preferred Return | Net Operating Income | Interest and Other Expense | Income from Preferred Equity Investment [6] |
|---|---|---|---|---|---|---|---|
| West Coast Development JV | $ 65,408 | 6.5% | | $ 1,041 | $ - | $ (59) | $ 982 |

### Economics For Completed Projects, Stabilized

| | UDR's Equity Investment [5] | Total Rev. per Occ. Home 2Q 2018 [1] | | 2Q 2018 at UDR's Share [3] Preferred Return | Net Operating Income | Interest and Other Expense | Income from Preferred Equity Investment [6] |
|---|---|---|---|---|---|---|---|
| West Coast Development JV | $ - | $ - | | $ - | $ - | $ - | $ - |
| **Total - West Coast Development JV** | | | | **$ 1,041** | **$ -** | **$ (59)** | **$ 982** |

## Developer Capital Program - Other

| Community | Location | # of Homes | UDR Investment Commitment [7] | UDR Investment Balance [7] | Return Rate | Years to Maturity | Income from Investment 2Q 2018 | Upside Participation | Investment Type |
|---|---|---|---|---|---|---|---|---|---|
| The Portals | Washington, DC | 373 | $ 38,559 | $ 35,188 | 11.0% | 2.9 | $ 829 | - | Mezzanine Loan |
| 1532 Harrison | San Francisco, CA | 136 | 24,645 | 16,814 | 11.0% | 4.0 | 430 | - | Preferred Equity |
| 1200 Broadway | Nashville, TN | 313 | 55,558 | 35,732 | 8.0% | 4.3 | 603 | Variable | Preferred Equity |
| Alameda Point Block 11 [8] | Alameda, CA | 220 | 20,000 | 20,730 | 12.0% | 0.7 | 616 | - | Secured Loan |
| **Total - Developer Capital Program - Other** | | **1,042** | **$ 138,762** | **$ 108,464** | **9.9%** | **3.3** | **$ 2,478** | | |

**Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return**    $ 179,225

(1)  See Attachment 16 for definitions and other terms.
(2)  UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3)  On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization.  Our partner assumes all economics until stabilization.  Upon stabilization, economics will be shared between UDR and our partner.  A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days.  UDR has the option to purchase each community at a fixed price commencing one year after completion.
(4)  Debt balances are presented net of deferred financing costs.
(5)  UDR's equity investment of $65.4 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $58.1 million.
(6)  Excludes depreciation expense.
(7)  Investment commitment represents maximum loan principal or equity and therefore excludes accrued return.  Investment balance includes amount funded plus accrued return prior to the period end.
(8)  In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community.  The loan is secured by the land parcel and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



# Attachment 13

**UDR, Inc.**
**Acquisitions, Dispositions and Developer Capital Program Investments Summary**
**June 30, 2018**
**(Dollars in Thousands)**
**(Unaudited) (1)**

| Date of Investment | Community | Location | Prior Ownership Interest | Post Transaction Ownership Interest | UDR Investment Commitment | Return Rate | # of Homes | Years to Maturity |
|---|---|---|---|---|---|---|---|---|
| **Developer Capital Program - Other** | | | | | | | | |
| Mar-18 | Alameda Point Block 11 | Alameda, CA | N/A | N/A | $ 20,000 | 12.0% | 220 | 1.0 |
| | | | | | $ 20,000 | 12.0% | 220 | 1.0 |

| Date of Sale | Community | Location | Prior Ownership Interest | Post Transaction Ownership Interest | Price (2) | Debt (2) | # of Homes | Price per Home |
|---|---|---|---|---|---|---|---|---|
| **Dispositions - Wholly-Owned** | | | | | | | | |
| Feb-18 | Pacific Shores (3) | Huntington Beach, CA | 100% | 0% | $ 90,500 | $ - | 264 | $ 343 |
| | | | | | $ 90,500 | $ - | 264 | $ 343 |

(1)  See Attachment 16 for definitions and other terms.
(2)  Price represents 100% of assets.  Debt represents 100% of the asset's indebtedness.
(3)  UDR recorded a gain on sale of approximately $70.3 million during the six months ended June 30, 2018, which is included in gain/(loss) on sale of real estate owned, net of tax in Attachment 1.



# Attachment 14

**UDR, Inc.**
**Capital Expenditure and Repair and Maintenance Summary**
**June 30, 2018**
**(In thousands, except Cost per Home)**
**(Unaudited) [1]**

| Capital Expenditures for Consolidated Homes [2] | Estimated Useful Life (yrs.) | Three Months Ended June 30, 2018 | Cost per Home | Capex as a % of NOI | Six Months Ended June 30, 2018 | Cost per Home | Capex as a % of NOI |
|---|---|---|---|---|---|---|---|
| Average number of homes [3] | | 39,434 | | | 39,478 | | |
| **Recurring Cap Ex** | | | | | | | |
| Asset preservation | | | | | | | |
| Building interiors | 5 - 20 | $ 4,814 | $ 122 | | $ 8,304 | $ 210 | |
| Building exteriors | 5 - 20 | 3,862 | 98 | | 4,504 | 114 | |
| Landscaping and grounds | 10 | 1,287 | 33 | | 1,762 | 45 | |
| Total asset preservation | | 9,963 | 253 | | 14,570 | 369 | |
| Turnover related | 5 | 2,818 | 71 | | 4,880 | 124 | |
| **Total Recurring Cap Ex** | | **12,781** | **324** | **7%** | **19,450** | **493** | **6%** |
| **Revenue Enhancing Cap Ex [4]** | | | | | | | |
| Kitchen & Bath | | 2,795 | 71 | | 4,351 | 110 | |
| Revenue Enhancing | | 7,469 | 189 | | 12,134 | 307 | |
| **Total Revenue Enhancing Cap Ex** | 5 - 20 | **10,264** | **260** | | **16,485** | **418** | |
| **Total Recurring and Revenue Enhancing Cap Ex** | | **$ 23,045** | **$ 584** | | **$ 35,935** | **$ 910** | |
| **One-Time Infrastructure Cap Ex** | 5 - 35 | **$ 589** | **$ -** | | **$ 819** | **$ -** | |

| Repair and Maintenance for Consolidated Homes (Expensed) | Three Months Ended June 30, 2018 | Cost per Home | Six Months Ended June 30, 2018 | Cost per Home |
|---|---|---|---|---|
| Average number of homes [3] | 39,434 | | 39,478 | |
| **Contract services** | **$ 5,032** | **$ 128** | **$ 9,559** | **$ 242** |
| **Turnover related expenses** | **1,222** | **31** | **2,309** | **58** |
| **Other Repair and Maintenance** | | | | |
| Building interiors | 1,838 | 47 | 3,564 | 90 |
| Building exteriors | 495 | 13 | 922 | 23 |
| Landscaping and grounds | 164 | 4 | 485 | 12 |
| **Total Repair and Maintenance** | **$ 8,751** | **$ 222** | **$ 16,839** | **$ 427** |

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.
(4) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



# Attachment 15

**UDR, Inc.**
**Full-Year 2018 Guidance**
**June 30, 2018**
**(Unaudited)** [(1)]

| Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance | 3Q 2018 | Full-Year 2018 | Prior Guidance |
|---|---|---|---|
| Income/(loss) per weighted average common share, diluted | $0.08 to $0.10 | $0.51 to $0.54 | $0.50 to $0.54 |
| FFO per common share and unit, diluted | $0.48 to $0.50 | $1.92 to $1.95 | $1.91 to $1.95 |
| FFO as Adjusted per common share and unit, diluted | $0.48 to $0.50 | $1.93 to $1.96 | $1.91 to $1.95 |
| Adjusted Funds from Operations ("AFFO") per common share and unit, diluted | $0.43 to $0.45 | $1.78 to $1.81 | $1.76 to $1.80 |
| Annualized dividend per share and unit | | $1.29 | $1.29 |

| Same-Store Guidance | Full-Year 2018 | Full-Year 2018 |
|---|---|---|
| Revenue growth | 3.00% - 3.50% | 2.50% - 3.50% |
| Expense growth | 3.00% - 3.50% | 2.50% - 3.50% |
| NOI growth | 3.00% - 3.50% | 2.50% - 3.50% |
| Physical occupancy | 96.7% - 96.9% | 96.7% - 96.9% |
| Same-Store homes | 38,277 | 38,277 |

| Sources of Funds ($ in millions) | Full-Year 2018 | Full-Year 2018 |
|---|---|---|
| AFFO in Excess of Dividends | $149 to $158 | $145 to $155 |
| Debt / Equity Issuances, LOC Draw / (Paydown) and Sales Proceeds | $170 to $370 | $170 to $370 |
| Construction Loan Proceeds | $25 to $35 | $25 to $35 |

| Uses of Funds ($ in millions) | Full-Year 2018 | Full-Year 2018 |
|---|---|---|
| Debt maturities inclusive of principal amortization (weighted average interest rate of 4.44%)[(2)] | $35 | $35 |
| Development and redevelopment spending and land acquisitions | $175 to $250 | $175 to $275 |
| Developer Capital Program | $90 to $110 | $80 to $90 |
| Equity Buybacks | $20 | $20 |
| Acquisitions | $0 to $100 | $0 to $100 |
| Revenue enhancing capital expenditures inclusive of Kitchen and Bath | $40 to $45 | $40 to $45 |

| Other Additions/(Deductions) ($ in millions except per home amounts) | Full-Year 2018 | Full-Year 2018 |
|---|---|---|
| Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted | ($131) to ($136) | ($132) to ($137) |
| Capitalized interest [(3)] | $9 to $13 | $9 to $13 |
| General and administrative | ($46) to ($50) | ($46) to ($50) |
| Tax (provision)/benefit for TRS | ($1) to ($2) | ($1) to ($2) |
| Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted | $64 to $71 | $61 to $71 |
| Non-recurring items: | | |
| Disposition related gains/(losses) and non-recurring fees included in FFO | N/A | N/A |
| Average stabilized homes | 39,500 | 39,500 |
| Recurring capital expenditures per home | $1,175 | $1,175 |

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



# Attachment 16(A)

**Acquired Communities:** The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

**Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders:** The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

**Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items:** The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Consolidated Interest Coverage Ratio - adjusted for non-recurring items:** The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items:** The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Development Communities:** The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

**Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre):** The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of NAREIT in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Effective New Lease Rate Growth:** The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

**Effective Renewal Lease Rate Growth:** The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

**Estimated Quarter of Completion:** The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



# Attachment 16(B)

**UDR, Inc.**
**Definitions and Reconciliations**
**June 30, 2018**
**(Unaudited)**

**Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders:**  The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains or losses on sales of non-depreciable property and marketable securities, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted.  However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs.  FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.  A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

**Funds from Operations ("FFO") attributable to common stockholders and unitholders:**  The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains or losses from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures.  This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002.  In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP.  FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs.  A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

**Held For Disposition Communities:**  The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

**Joint Venture Reconciliation at UDR's weighted average ownership interest:**

| In thousands | 2Q 2018 | YTD 2018 |
|---|---:|---:|
| Income/(loss) from unconsolidated entities | $ (2,032) | $ (3,709) |
| Management fee | 1,215 | 2,420 |
| Interest expense | 9,834 | 19,392 |
| Depreciation | 15,512 | 29,852 |
| General and administrative | 147 | 272 |
| West Coast Development JV Preferred Return - Attachment 12(B) | (1,041) | (2,063) |
| Developer Capital Program - Other (excludes Alameda Point Block 11) | (1,862) | (3,290) |
| Other (income)/expense | 331 | 498 |
| **Total Joint Venture NOI at UDR's Ownership Interest** | $ 22,104 | $ 43,372 |

**Net Operating Income ("NOI"):**  The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt.  Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations.  A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

| In thousands | 2Q 2018 | 1Q 2018 | 4Q 2017 | 3Q 2017 | 2Q 2017 |
|---|---:|---:|---:|---:|---:|
| Net income/(loss) attributable to UDR, Inc. | $ 20,601 | $ 81,756 | $ 69,280 | $ 16,190 | $ 10,157 |
| Property management | 7,057 | 6,888 | 6,878 | 6,827 | 6,728 |
| Other operating expenses | 2,825 | 2,009 | 3,050 | 1,950 | 2,369 |
| Real estate depreciation and amortization | 106,520 | 108,136 | 109,401 | 107,171 | 108,450 |
| Interest expense | 31,598 | 29,943 | 34,211 | 30,095 | 33,866 |
| Casualty-related charges/(recoveries), net | 746 | 940 | 586 | 2,056 | 1,191 |
| General and administrative | 12,373 | 11,759 | 11,590 | 12,467 | 11,434 |
| Tax provision/(benefit), net | 233 | 227 | (1,065) | 127 | 366 |
| (Income)/loss from unconsolidated entities | 2,032 | 1,677 | (19,666) | (1,819) | 1,426 |
| Interest income and other (income)/expense, net | (1,128) | (2,759) | (548) | (481) | (515) |
| Joint venture management and other fees | (3,109) | (2,822) | (2,764) | (2,827) | (3,321) |
| Other depreciation and amortization | 1,684 | 1,691 | 1,648 | 1,585 | 1,567 |
| (Gain)/loss on sale of real estate owned, net of tax | - | (70,300) | (41,272) | - | - |
| Net income/(loss) attributable to noncontrolling interests | 1,843 | 7,469 | 6,347 | 1,380 | 905 |
| **Total consolidated NOI** | $ 183,275 | $ 176,614 | $ 177,676 | $ 174,721 | $ 174,623 |



# Attachment 16(C)

**UDR, Inc.**
**Definitions and Reconciliations**
**June 30, 2018**
**(Unaudited)**

**Non-Mature Communities:**  The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

**Non-Residential / Other:**  The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

**Physical Occupancy:**  The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

**QTD Same-Store Communities:**  The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters.  These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

**Recurring Capital Expenditures:**  The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

**Redevelopment Communities:** The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

**Redevelopment Projected Weighted Average Return on Incremental Capital Invested:**  The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

**Revenue Enhancing Capital Expenditures ("Cap Ex"):**  The Company defines Revenue Enhancing Capital Expenditures as expenditures that result in increased income generation over time.

Management considers Revenue Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

**Sold Communities:**  The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

**Stabilization/Stabilized:** The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

**Stabilized, Non-Mature Communities:**  The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

**Stabilization Period for Development Yield:** The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

**Stabilization Period for Redevelopment Yield:** The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

**Stabilized Yield on Developments:**  The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis.  Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful.  Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

**Total Revenue per Occupied Home:**  The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

**TRS:**  The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments.  TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

**YTD Same-Store Communities:**  The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



# Attachment 16(D)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team.  The following reconciles from GAAP Net income/(loss) per share for full year 2018 and third quarter of 2018 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

|  | Full-Year 2018 | | | |
|  | Low | | High | |
| --- | --- | --- | --- | --- |
| Forecasted net income per diluted share | $ | 0.51 | $ | 0.54 |
| Conversion from GAAP share count |  | (0.04) |  | (0.04) |
| Net gain on the sale of depreciable real estate owned |  | (0.24) |  | (0.24) |
| Depreciation |  | 1.65 |  | 1.65 |
| Cumulative effect of change in accounting principle |  | (0.01) |  | (0.01) |
| Noncontrolling interests |  | 0.04 |  | 0.04 |
| Preferred dividends |  | 0.01 |  | 0.01 |
| **Forecasted FFO per diluted share and unit** | **$** | **1.92** | **$** | **1.95** |
| Disposition-related FFO |  | - |  | - |
| Cost associated with debt extinguishment |  | - |  | - |
| Casualty-related charges/(recoveries) |  | 0.01 |  | 0.01 |
| **Forecasted FFO as Adjusted per diluted share and unit** | **$** | **1.93** | **$** | **1.96** |
| Recurring capital expenditures |  | (0.15) |  | (0.15) |
| **Forecasted AFFO per diluted share and unit** | **$** | **1.78** | **$** | **1.81** |

|  | 3Q 2018 | | | |
|  | Low | | High | |
| --- | --- | --- | --- | --- |
| Forecasted net income per diluted share | $ | 0.08 | $ | 0.10 |
| Conversion from GAAP share count |  | (0.01) |  | (0.01) |
| Depreciation |  | 0.41 |  | 0.41 |
| Noncontrolling interests |  | - |  | - |
| Preferred dividends |  | - |  | - |
| **Forecasted FFO per diluted share and unit** | **$** | **0.48** | **$** | **0.50** |
| Disposition-related FFO |  | - |  | - |
| Cost associated with debt extinguishment |  | - |  | - |
| Casualty-related charges/(recoveries) |  | - |  | - |
| **Forecasted FFO as Adjusted per diluted share and unit** | **$** | **0.48** | **$** | **0.50** |
| Recurring capital expenditures |  | (0.05) |  | (0.05) |
| **Forecasted AFFO per diluted share and unit** | **$** | **0.43** | **$** | **0.45** |